BCP SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Credits:	
Total Members' Capital	$ 17,124,409
Debits:	
Nonallowable Assets:	
Net equity ownership in consolidated Subsidiaries	3,063,304
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	581,752
Security deposits and other assets	1,122,773
Total Nonallowable Assets	4,767,829
Net Capital before Haircuts on Securities	12,356,580
Haircuts on Securities	4,640,532
Net Capital per Rule 15c3-1	7,716,048
Minimum net capital requirement	284,793
Excess Net Capital	$ 7,431,255
Aggregate Indebtedness:	
Accrued expenses and other liabilities	$ 4,271,886
Ratio of Aggregate Indebtedness to Net Capital	0.55 to 1

No material differences existed between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.